Exhibit 99.l

Vermilion Energy Inc. Announces First Quarter Results for the Three Months Ended March 31, 2012

CALGARY, May 4, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX - VET) is pleased to report interim operating and unaudited financial results for the three months ended March 31, 2012.

HIGHLIGHTS

•	Recorded strong growth in average production volumes to 39,265 boe/d in the first quarter of 2012, a quarter over quarter and year over year increase of 7% and 15%, respectively as compared to fourth quarter 2011 volumes of 36,654 boe/d and first quarter 2011 volumes of 34,234 boe/d. The growth in the first quarter of 2012 production was primarily attributable to the addition of incremental production volumes as a result of closing the previously announced acquisition of certain working interests in France in January 2012 and the continued strong performance of the Company's Cardium light oil program in Canada.
•	Generated fund flows from operations of $151.1 million ($1.56 per share) in the first quarter of 2012, as compared to $136.9 million ($1.46 per share) in the fourth quarter of 2011 and $101.8 million ($1.14 per share) in the first quarter of 2011. Fund flows from operations for first quarter of 2012 were 10% higher quarter over quarter as a result of increased production volumes, offset to some extent by lower realized prices in Canada, France and the Netherlands. The significant 48% year over year increase as compared to the first quarter of 2011 was attributable to both increased production volumes and higher realized pricing across all of Vermilion's operating regions. Vermilion continues to benefit from the Company's significant exposure (44%) to Brent crude, which averaged US $118.49 per bbl, representing a premium of US $15.56/bbl over West Texas Intermediate and US $26.05/bbl over Edmonton sweet index pricing during the first quarter of 2012. Pricing for the Company's high netback natural gas production in the Netherlands, representing approximately 15% of production, also remained strong at an average $10.18/mcf during the first quarter of 2012.
•	Increased capital budget for 2012 from $373 million to $450 million reflecting the strength and stability of Vermilion's fund flows from operations which are supported by its international operations and related commodity pricing.
•	Maintained a stable dividend of $0.19 per month. Vermilion believes that this level of dividend is sustainable through to 'first gas' from its Corrib project, currently targeted for late 2014, following which Vermilion will consider a potential increase to the dividend.
•	Continued to grow production in the Company's Cardium light oil play in Western Canada as the Company continues with the long-term development of the assets. Vermilion has increased Cardium related production from approximately 1,000 boe/d in 2010 to approximately 7,000 boe/d during the first quarter of 2012. Vermilion participated in the drilling of 18.4 net and completion of 15.3 net Cardium wells during the first quarter of 2012.
•	Closed the acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France. The assets are expected to average approximately 2,200 boe/d of production in 2012, weighted 86% to high quality Brent based crude, and add an estimated 6.7 million boe[1] of proved plus probable reserves (96% crude oil). Vermilion paid approximately $106 million cash at closing of the acquisition reflecting a cash cost of approximately $48,200 per flowing boe and $15.80 per boe of proved plus probable reserves as evaluated by GLJ and effective December 31, 2011.
•	Effective January 22, 2012, all open periods for appeal of the regulatory approvals related to construction of the onshore pipeline portion of Vermilion's Corrib offshore gas project in Ireland expired with no open appeals remaining outstanding. The tunnelling site has been handed over to the tunnel contractor who will prepare the site and install the tunnel boring machine which is scheduled to commence tunnelling in the fourth quarter of 2012 with first gas at Corrib currently anticipated to occur in late 2014.
•	Acquired additional undeveloped lands in Canada with exposure to potential emerging shale oil and liquids-rich gas resource opportunities. Including an additional 60 net sections that were acquired subsequent to the first quarter of 2012, Vermilion has invested a cumulative $76 million as part of its Canadian New Growth initiative to acquire a total of approximately 350 net sections.
•	Recognized for the third consecutive year by the Great Place to Work® Institute in both Canada and France. Vermilion ranked as the 25th Best Workplace in Canada amongst 232 corporations that participated in the study while Vermilion's France office ranked as the 24th Best Workplace in France.
1	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated October 14, 2011 with an effective date of December 31, 2011.

Annual General Meeting Webcast

As Vermilion's Annual General Meeting is being held today, May 4, 2012 at 10:00 AM MST at the Metropolitan Centre, Calgary, Alberta, there will not be a first quarter conference call, however, a presentation will be given by Mr. Lorenzo Donadeo, President & CEO after the conclusion of the formal part of this meeting.  Please visit http://www.vermilionenergy.com/ir/eventspresentations.cfm and click on webcast under upcoming events to view the presentation which will commence at approximately 10:10 AM MST.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent of natural gas and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBM	coalbed methane
NGLs	natural gas liquids
GJ/d	gigajoules per day
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
AECO	the daily average Alberta natural gas price as traded on the Natural Gas Exchange
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
GAAP	Canadian Generally Accepted Accounting Principles or, alternatively, IFRS
IFRS	International Financial Reporting Standards or, alternatively, GAAP

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements under applicable securities legislation.  Forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	revenue;
•	future production levels and rates of average annual production growth;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses;
•	royalty rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field; and
•	estimate of Vermilion's share of the expected gas rates from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

($M except as indicated below)	Three Months Ended
	March 31,	Dec 31,	March 31,
Financial	2012	2011	2011
Petroleum and natural gas sales	310,488	275,172	229,740
Fund flows from operations [1]	151,122	136,883	101,785
Fund flows from operations ($/basic share)	1.56	1.46	1.14
Fund flows from operations ($/diluted share)	1.54	1.44	1.12
Net earnings (loss)	65,094	(30,243)	27,193
Net earnings (loss) per share, basic ($/basic share)	0.67	(0.32)	0.30
Capital expenditures	94,360	152,251	118,414
Acquisitions, including acquired working capital deficiency [1]	110,282	12,777	38,291
Asset retirement obligations settled	766	7,559	1,631
Cash dividends ($/share)	0.57	0.57	0.57
Dividends declared	55,124	53,871	50,942
Less: Issuance of shares pursuant to the dividend reinvestment plan	(17,558)	(16,802)	(12,976)
Net dividends [1]	37,566	37,069	37,966
% of fund flows from operations, gross	36%	39%	50%
% of fund flows from operations, net	25%	27%	37%
Total net dividends, capital expenditures and asset retirement obligations settled [1]	132,692	196,879	158,011
% of fund flows from operations	88%	144%	155%
% of fund flows from operations (excluding the Corrib project)	80%	132%	142%
Net debt [1]	530,031	428,961	441,318
Operational
Production
Crude oil (bbls/d)	24,492	22,096	20,521
NGLs (bbls/d)	1,374	1,312	1,331
Natural gas (mcf/d)	80,393	79,478	74,290
Boe/d (6:1)	39,265	36,654	34,234
Production pricing
% priced with reference to WTI	23%	21%	15%
% priced with reference to AECO	18%	20%	21%
% priced with reference to Dated Brent	59%	59%	64%
Average selling price
Crude oil and NGLs ($/bbl)	113.99	105.49	96.80
Natural gas ($/mcf)	5.77	6.57	5.89
Netbacks (6:1) ($/boe) [1]
Operating netback	58.45	54.86	47.19
Fund flows netback	42.30	40.60	33.05
Operating expenses	13.31	12.01	12.28
Average reference prices
WTI (US $/bbl)	102.93	94.06	94.10
Dated Brent (US $/bbl)	118.49	109.31	104.97
AECO ($/mcf)	2.15	3.17	3.76
Average foreign exchange rates
CDN $/US $	1.00	1.02	0.99
CDN $/Euro	1.31	1.38	1.35
Share information ('000s)
Shares outstanding
Basic shares outstanding	96,838	96,430	89,856
Diluted shares outstanding [1]	99,557	98,778	91,837
Weighted average shares outstanding
Basic shares outstanding	96,644	93,616	89,224
Diluted shares outstanding	98,191	95,082	90,514

[1] The above table includes non-GAAP measures which may not be comparable to other companies. Please see "Non-GAAP Measures" section of Management's Discussion and Analysis.

OPERATIONAL REVIEW AND OUTLOOK

Performance during the first quarter of 2012 reflected the continued strength of Vermilion's international operations and the advantages of its global commodity exposure.  Vermilion achieved record production volumes of 10,850 boe/d in France during the first quarter of 2012 following the January closing of its acquisition of certain working interests in the Paris and Aquitaine basins in France.  These volumes, combined with robust year over year production growth in both the Netherlands (17%) and Canada (29%), driven in Canada by steady growth in Cardium related production, resulted in strong 15% year over year growth in Vermilion's consolidated production volumes to 39,265 boe/d during the first quarter of 2012.

While Vermilion's Canadian peers were impacted significantly by the marked widening of Canadian crude differentials during the first quarter of 2012, Vermilion's netbacks remained solid as a result of the Company's significant exposure to Brent crude related pricing for its production in France, Australia and the Netherlands.  Whereas Canadian crudes indexed to Edmonton Sweet were priced at a US $10.49/bbl discount to average WTI pricing of US $102.93/bbl, Vermilion continued to see strong relative pricing for its Brent crude indexed production which averaged US $118.49/bbl during the quarter.  Canadian based Bakken UHC and WCS (Heavy) crudes also experienced significantly wider differentials to WTI during the quarter with average differentials of US $8.50/bbl and US $21.42/bbl, respectively.

Vermilion's global commodity exposure continues to benefit and differentiate the Company with approximately 44% of first quarter 2012 production volumes comprised of Brent crude and a further 15% comprised of Netherlands natural gas which averaged $10.18 per mcf during the first quarter of 2012 as a result of being priced off a basket of primarily Brent crude linked heating and fuel oil products.  Vermilion's strong leverage to global commodity markets, through its diversified international operations, places Vermilion in a strong competitive position relative to the Company's Canadian peers who are faced with significant exposure to weakening North American natural gas prices and a continued discount for Canadian based crude products relative to WTI, which is forecast to remain at a significant discount to Brent crude.  Vermilion's global commodity leverage enabled first quarter 2012 fund flows from operations to grow by 10% on a quarter over quarter basis and 48% on a year over year basis, notably outpacing the Company's strong production growth of 7% and 15%, respectively, over the comparable periods.

Concurrent with the release of first quarter 2012 operating and financial results, Vermilion is pleased to announce an increase to its 2012 planned capital expenditures to approximately $450 million, a 21% increase from its previous budget of $373 million announced in December 2011.  The additional capital will target Cardium drilling and completions, increasing Vermilion's planned drilling program to approximately 40 net Cardium wells in 2012; however, given the majority of this incremental activity will likely take place late in the year, it is not expected to materially impact anticipated 2012 consolidated production volumes which are forecast to average between 37,000 boe/d and 38,000 boe/d in 2012. The increased capital expectations also reflect the consolidation of an additional 4.3 net sections of undeveloped Cardium lands in the West Pembina region and the further acquisition of approximately 60 net sections of undeveloped lands with exposure to an emerging liquids rich resource play subsequent to the end of the first quarter of 2012.  To date, Vermilion has invested a total of $76 million to acquire approximately 350 net sections of undeveloped lands in Canada with exposure to potential emerging shale oil and liquids rich resource opportunities.

Vermilion's Canadian development activities will continue to focus primarily on the full scale development of the Cardium light oil play.  Vermilion's well performance to date has remained relatively consistent and continues to outpace that of most peers in the West Pembina region of the Cardium play, lending support to management's belief that drilling activity in this region will provide for reasonably consistent and repeatable results over the life of the program.  Vermilion has made significant strides in reducing average per well costs to between $3.5 and $3.7 million per well.  Transportation costs also continue to decrease as Vermilion ties in and processes greater volumes through the Company's newly constructed oil processing facility.  At the end of the first quarter of 2012, Vermilion had drilled or participated in approximately 86.4 net wells, 71.2 of which were on production at the end of the first quarter.   With an identified inventory at the beginning of 2012 of approximately 300 net additional economic prospects in the West Pembina region, Vermilion has a drilling inventory that is expected to last at least five to six years at an expected drilling rate of 40 to 60 wells per year.  That inventory could grow as Vermilion continues to mature the play and seeks to consolidate existing land positions within its core West Pembina operating region. A further 120 prospects have been identified on Vermilion's legacy acreage; however, they are viewed as having marginal economics in the current environment but may be drilled in future years if technological improvements, costs or commodity prices change sufficiently to improve the economics of these prospects.

Vermilion continues to benefit from strong volumes from three Australian wells at Wandoo brought on production in the fall of 2010.  Vermilion has identified additional infill drilling opportunities at Wandoo that should enable the Company to maintain production levels between 6,000 and 8,000 boe/d for the foreseeable future, dependent on the timing of future drilling programs.  Vermilion is currently planning to initiate a two to three well drilling program in late 2012 with related production additions anticipated in early 2013.  Wandoo continues to be a strong cash flow generator for the Company attracting pricing at a meaningful premium to the Dated Brent index for crude oil with no transportation costs as a result of production being inventoried and sold directly at the platform.

During the first quarter of 2012, Vermilion announced that it had closed the previously announced acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France. The assets are expected to average approximately 2,200 boe per day of production in 2012, weighted 86% to high quality Brent based crude, and add an estimated 6.7 million boe1 of proved plus probable reserves (96% crude oil).  Vermilion paid approximately $106 million cash at closing of the acquisition reflecting a cash cost of approximately $48,200 per flowing boe and $15.80 per boe of proved plus probable reserves as evaluated by GLJ and effective December 31, 2011.  The acquired assets consist of interests in the Itteville (79%), Vert Le Grand (90%), Vert Le Petit (100%), La Croix Blanche (100%) and Dommartin-Lettrée (56%) fields in the Paris Basin and the Vic Bilh (73%) field in the Aquitaine Basin.  Vermilion previously held the remaining non-operated working interests in each of the Itteville, Vert Le Grand and Vic Bilh fields and now holds a 100% operated working interest in each of the acquired fields with the exception of the Dommartin-Lettrée field in the Paris Basin, in which the Company now holds a 56% non-operated interest.  The acquisition was a natural addition to Vermilion's existing France asset base and is well aligned with the Company's strategic objective to maintain and consolidate its core operating areas and own and operate 100% of its assets. The acquired assets further strengthen Vermilion's position as the leading oil producer in France, and with a significant weighting toward high quality oil, are expected to provide robust netbacks in the current commodity price environment. Vermilion is in the preliminary stages of evaluating these new properties and believes it has identified numerous areas where it can reduce the current cost structure of these assets and increase production over time through optimized production operations, water flood management and exploitation of infill development opportunities.

Vermilion continued permitting related work efforts in the Netherlands during the first quarter of 2012 in preparation for the planned 2012 drilling campaign comprised of two new development wells that are expected to spud during the third quarter of 2012.  Production volumes from the 2009 De Hoeve-1 well are currently expected to be brought on production by mid-year 2012 while production volumes from the 2011 drilling campaign are currently anticipated in late 2012 or early 2013.  Vermilion plans to maintain a rolling inventory of projects such that each year will involve a combination of new wells and the tie-in of prior successes.

In Ireland, the Corrib partners have received all key approvals enabling preparation and construction of the tunnelling site for the on-shore pipeline.  On January 22, 2012, the period for appeals of the regulatory permits expired with no appeals remaining outstanding effectively bringing the regulatory approval phase of the project to a close.  The Corrib partners have turned over the site to the tunnelling contractor to finalize construction in preparation to begin tunnelling activities in the fourth quarter of 2012.

Vermilion remains positioned to deliver strong operational and financial performance over the next several years as the Company anticipates growing production by approximately 35% to 50,000 boe/d in 2015 through the continued development of its significant portfolio of organic growth opportunities.  Combined with an anticipated 50% growth in fund flows from operations over that same period, Vermilion remains confident of its ability to maintain a stable dividend for investors with the potential for dividend growth once Vermilion's Corrib gas project comes on-stream in late 2014.  Near term development will continue to focus on high netback oil and European gas opportunities, including light oil production growth from the Cardium play in Western Canada and continued development of high-netback natural gas prospects in the Netherlands.  In addition, with the regulatory process now complete, Vermilion and its partners are positioned to complete construction of the on-shore pipeline, the final remaining phase of development for the Company's Corrib natural gas project in Ireland.  With five wells currently drilled, tested and ready for production and construction of related pipelines and facilities largely complete, the Corrib project is anticipated to deliver approximately 55 mmcf per day (9,000 boe/d) of net production to Vermilion when it comes on stream in late 2014 providing strong production and cash flow growth for the Company in 2015.  Beyond 2015, growth is anticipated to come from the development of new and emerging resource plays in Canada and Western Europe.  Beginning in late 2010, the Company launched its New Growth Initiative forming two teams of senior technical professionals focused on the identification and capture of positions in Canada and Europe providing exposure to new and emerging unconventional shale oil and natural gas development opportunities with potential to deliver meaningful production and reserves growth over the next five to ten years and beyond.  Relatively stable production in Australia, France and Ireland is expected to deliver free cash flow to enable the funding of these new growth opportunities.

The Company's conservative fiscal management and limited use of equity to finance its growth objectives should ensure that future growth is realized on a per share basis for investors.  The management and directors of Vermilion continue to control approximately 8% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders.  Further, the Company continues to be recognized for excellence in its business practices.  In the first quarter of 2012, Vermilion was recognized for the third consecutive year by the Great Place to Work® Institute in both Canada and France.  Vermilion ranked as the 25th Best Workplace in Canada among more than 230 companies that participated in the study while Vermilion's France office ranked as the 24th Best Workplace in France.

[1]	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated October 14, 2011 with an effective date of December 31, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated May 3, 2012, of Vermilion Energy Inc.'s ("Vermilion" or the "Company") operating and financial results as at and for the three months ended March 31, 2012 compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2012 and the audited consolidated financial statements for the year ended December 31, 2011 and 2010, together with accompanying notes.  Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2012 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim financial reporting", as issued by the International Accounting Standards Board.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

"Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and per share calculations of fund flows from operations (see discussion relating to per share calculations below) to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital.  The most directly comparable GAAP measure is cash flows from operating activities.

Fund flows from operations (excluding the Corrib project) is the above amount, excluding transportation expense related to the Corrib project.  Transportation expense related to the Corrib project are due under a ship or pay agreement and, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

Cash flows from operating activities as presented in Vermilion's consolidated statements of cash flows are reconciled to fund flows from operations below:

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M)	2012	2011	2011	Q4/11	Q1/11
Cash flows from operating activities	124,887	158,639	126,617
Changes in non-cash operating working capital	25,469	(29,315)	(26,463)
Asset retirement obligations settled	766	7,559	1,631
Fund flows from operations	151,122	136,883	101,785	10%	48%

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M)	2012	2011	2011	Q4/11	Q1/11
Fund flows from operations	151,122	136,883	101,785
Transportation expense related to the Corrib project	2,001	2,101	2,198
Fund flows from operations (excluding the Corrib project)	153,123	138,984	103,983	10%	47%

"Acquisitions, including acquired working capital deficiency" is the sum of "Property acquisitions" as presented on Vermilion's consolidated statements of cash flows, plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property acquisition.

Property acquisitions as presented in Vermilion's consolidated statements of cash flows is reconciled to acquisitions, including acquired working capital deficiency below:

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M)	2012	2011	2011	Q4/11	Q1/11
Property acquisitions	106,184	12,777	38,291
Working capital deficiencies acquired from acquisitions	4,098	-	-
Acquisitions, including acquired working capital deficiency	110,282	12,777	38,291	763%	188%

"Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets.  Net debt is used by management to analyze the financial position and leverage of Vermilion.  The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion's consolidated balance sheets is reconciled to net debt below:

	As At
	March 31,	Dec 31,
($M)	2012	2011
Long-term debt	373,798	373,436
Current liabilities	493,465	491,184
Current assets	(337,232)	(435,659)
Net debt	530,031	428,961

"Cash dividends per share" represents cash dividends declared per share by Vermilion during the relevant periods.

"Net dividends" is calculated as dividends declared for a given period, less proceeds received by Vermilion pursuant to the dividend reinvestment plan.  Dividends both before and after the dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.  Dividends declared is the most directly comparable GAAP measure to net dividends.  Dividends declared as presented in Vermilion's consolidated statement of changes in shareholders' equity is reconciled to net dividends as follows:

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M)	2012	2011	2011	Q4/11	Q1/11
Dividends declared	55,124	53,871	50,942
Issuance of shares pursuant to the dividend reinvestment plan	(17,558)	(16,802)	(12,976)
Net dividends	37,566	37,069	37,966	1%	(1%)

"Total net dividends, capital expenditures and asset retirement obligations settled" is calculated as net dividends as determined above, plus the following amounts for the relevant periods from Vermilion's consolidated statements of cash flows:  "Drilling and development", "Exploration and evaluation", and "Asset retirement obligations settled."

Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) is the above amount excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

These measures are reviewed by management and are assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential acquisitions.  These non-GAAP measures are comprised of the following GAAP measures:

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M)	2012	2011	2011	Q4/11	Q1/11
Dividends declared	55,124	53,871	50,942	2%	8%
Issuance of shares pursuant to the dividend reinvestment plan	(17,558)	(16,802)	(12,976)	4%	35%
Drilling and development	87,896	129,478	116,833	(32%)	(25%)
Exploration and evaluation	6,464	22,773	1,581	(72%)	309%
Asset retirement obligations settled	766	7,559	1,631	(90%)	(53%)
Total net dividends, capital expenditures and asset retirement obligations settled	132,692	196,879	158,011	(33%)	(16%)

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M)	2012	2011	2011	Q4/11	Q1/11
Total net dividends, capital expenditures and asset retirement obligations settled	132,692	196,879	158,011	(33%)	(16%)
Capital expenditures and asset retirement obligations settled related
to the Corrib project	(9,482)	(13,869)	(9,983)	(32%)	(5%)
Total net dividends, capital expenditures and asset retirement obligations
settled (excluding the Corrib project)	123,210	183,010	148,028	(33%)	(17%)

"Netbacks" are per unit of production measures used in operational and capital allocation decisions.

"Diluted shares outstanding" is the sum of shares outstanding at the period end plus outstanding awards under Vermilion's equity based compensation plan, based on current performance factor and forfeiture estimates.

Shares outstanding is reconciled to diluted shares outstanding below:

	As At
	March 31,	Dec 31,	March 31,
('000s of shares)	2012	2011	2011
Shares outstanding	96,838	96,430	89,856
Potential shares issuable pursuant to equity based compensation plan	2,719	2,348	1,981
Diluted shares outstanding	99,557	98,778	91,837

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 27 wells (19.2 net) during the first quarter of 2012. These wells included 17 (15.8 net) operated Cardium horizontal wells and 7 (2.3 net) non-operated Cardium wells. At the end of the first quarter of 2012, 64 operated (56.6 net) Cardium wells were on production and 45 (14.6 net) non-operated wells were on production. While drilling and completions activity has remained robust during the first quarter of 2012, Vermilion currently plans for a moderate slowdown in activity and production additions during the second quarter of 2012 as a result of some completions and tie-ins being deferred until the summer months when spring break-up is complete.

France

In France, Vermilion continued with an active workover and recompletion program in addition to assuming operatorship of production associated with the recently acquired working interests in the Paris and Aquitaine basins.  Vermilion continues to work toward full integration of the acquired assets and the identification of future optimization and infill drilling opportunities.

Netherlands

In the Netherlands, operating activities in the first quarter of 2012 were focused on facility maintenance, permitting and site construction for the 2012 and 2013 drilling campaigns.  Vermilion currently plans to commence a two well development program in late 2012.  Vermilion also continues to evaluate the results of the 2011 drilling program, including facilities, infrastructure and permitting requirements associated with related production additions currently anticipated in 2013.  The final phases of permitting and facilities construction were also underway for the fourth and final well of the 2009 drilling campaign, De Hoeve-1, and the Company currently anticipates bringing the well on production by mid-2012.

Australia

Vermilion continued preparations and reservoir studies in anticipation of initiating a two to three well drilling campaign in late 2012.  Due to the late timing of the 2012 drilling campaign, production from the wells is not anticipated to occur until early 2013.   An active cyclone season during the first quarter of 2012, resulted in minor facility maintenance and repairs during the first quarter in addition to the complete shut-in of Australian production volumes for a total of eight days.

PRODUCTION

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
	2012	2011	2011	Q4/11	Q1/11
Canada
Crude oil & NGLs (bbls/d)	8,876	7,837	5,086	13%	75%
Natural gas (mmcf/d)	41.83	43.96	43.31	(5%)	(3%)
Total (boe/d)	15,848	15,163	12,304	5%	29%
% of consolidated	40%	41%	36%
France
Crude oil (bbls/d)	10,270	7,819	8,411	31%	22%
Natural gas (mmcf/d)	3.48	0.94	1.02	270%	241%
Total (boe/d)	10,850	7,976	8,582	36%	26%
% of consolidated	28%	22%	25%
Netherlands
NGLs (bbls/d)	72	66	46	9%	57%
Natural gas (mmcf/d)	35.08	34.58	29.96	1%	17%
Total (boe/d)	5,919	5,829	5,039	2%	17%
% of consolidated	15%	16%	15%
Australia
Crude oil (bbls/d)	6,648	7,686	8,309	(14%)	(20%)
% of consolidated	17%	21%	24%
Consolidated
Crude oil & NGLs (bbls/d)	25,866	23,408	21,852	11%	18%
% of consolidated	66%	64%	64%
Natural gas (mmcf/d)	80.39	79.48	74.29	1%	8%
% of consolidated	34%	36%	36%
Total (boe/d)	39,265	36,654	34,234	7%	15%

Average total production in Canada of 15,848 boe/d during the first quarter of 2012 represented an increase of 5% compared to 15,163 boe/d in fourth quarter of 2011 and 29% as compared to 12,304 boe/d in the first quarter of the prior year.  The increase in Vermilion's Canadian production volumes was attributable to quarter over quarter and year over year growth in Cardium related production volumes partially offset by a purposeful decline in Vermilion's conventional Canadian natural gas production.  Production results to date continue to support Vermilion's expectations regarding the low risk, dependable nature of planned production additions associated with Vermilion's Cardium related drilling and completions program. At the end of the first quarter of 2012, Vermilion's high netback oil and liquids production volumes represented approximately 56% of total Canadian production as compared to 41% at the end of the first quarter of 2011.

Production in France averaged 10,850 boe/d in the first quarter of 2012, a 36% increase from fourth quarter 2011 production of 7,976 boe/d.  The significant increase was largely attributable to incremental production volumes associated with Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins which closed during the first quarter of 2012.  Following the acquisition, Vermilion's France production remains predominantly weighted toward crude production indexed to Dated Brent at approximately 95%.

Average production volumes of 5,919 boe/d in the Netherlands during the first quarter of 2012 were relatively flat as compared to fourth quarter of 2011 production of 5,829 boe/d.  The year over year increase was 17% as compared to production of 5,039 boe/d in the first quarter of 2011.  The year over year increase was largely attributable to the tie-in of production volumes from Vermilion's Vinkega-1 discovery well.  Production from the Vlieland formation of Vinkega-1 was brought on in May  2011 and was later replaced by production from the Rotliegend formation following completion of unitization negotiations in late December 2011.  Netherlands production is expected to see continued increases from new drilling, although the timing of those increases is less predictable due to the extensive production permitting process.

Australia production averaged 6,648 boe/d during the first quarter of 2012, compared to 7,686 boe/d in the fourth quarter of 2011 and 8,309 boe/d in the first quarter of 2011.  The decrease in production reflects natural declines and downtime associated with seasonal cyclone activity, which resulted in approximately eight days of production shut-ins. Production volumes during the first quarter of 2011 reflected the strong, flush performance of three wells drilled and brought on production in November 2010.  Vermilion expects to sustain annual average production between 6,000 boe/d and 8,000 boe/d over the next few years with two to three wells drilling campaigns every other year.  The next planned drilling campaign is scheduled for late 2012.

FINANCIAL REVIEW

During the three months ended March 31, 2012, Vermilion generated fund flows from operations of $151.1 million compared to $136.9 million for the three months ended December 31, 2011 and $101.8 million for the three months ended March 31, 2011.  The increase in fund flows from operations for the first quarter of 2012 versus both the three months ended December 31, 2011 and March 31, 2011 were the result of increased average production volumes from continued Cardium development in Canada, incremental volumes associated with Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins in France and additional volumes associated with the tie-in of Vermilion's Vinkega-1 discovery well in the Netherlands.  In addition, Vermilion continued to benefit in the first quarter of 2012 from its exposure to Dated Brent linked pricing for 59% of its production as Dated Brent traded at a US $15.56 per bbl premium to WTI.

Vermilion's net debt was $530.0 million at March 31, 2012 (December 31, 2011 - $429.0 million) representing approximately 0.9 times annualized fund flows from operations.  The increase in net debt was the result of a decrease in cash and cash equivalents pursuant to the payment of $106.1 million for the acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.  Long-term debt remained relatively constant at $373.8 million at March 31, 2012 (December 31, 2011 - $373.4 million).

For the three months ended March 31, 2012, total net dividends, capital expenditures and asset retirement obligations settled as a percentage of fund flows from operations (excluding the Corrib project) was 80% (March 31, 2011 - 142%).  The year over year changes in this ratio relates primarily to improved fund flows from operations and overall reduced capital expenditures.

COMMODITY PRICES

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
	2012	2011	2011	Q4/11	Q1/11
Average reference prices
WTI (US $/bbl)	102.93	94.06	94.10	9%	9%
Edmonton sweet index (US $/bbl)	92.44	95.49	89.41	(3%)	3%
Dated Brent (US $/bbl)	118.49	109.31	104.97	8%	13%
AECO ($/mcf)	2.15	3.17	3.76	(32%)	(43%)
Netherlands oil-linked gas price ($/mcf)	10.18	10.57	8.78	(4%)	16%
Netherlands oil-linked gas price (€/mcf)	7.75	7.67	6.51	1%	19%
Average realized prices ($/boe)
Canada	55.84	59.03	49.21	(5%)	13%
France	104.84	112.71	100.83	(7%)	4%
Netherlands	59.08	62.95	51.08	(6%)	16%
Australia	156.43	108.00	99.23	45%	58%
Consolidated	86.90	81.60	74.57	6%	17%
Production mix (% of production)
% priced with reference to WTI	23%	21%	15%
% priced with reference to AECO	18%	20%	21%
% priced with reference to Dated Brent	59%	59%	64%

Reference prices

During the three months ended March 31, 2012, the average WTI reference price increased by 9%, the average Edmonton sweet index increased by 3% and the average Dated Brent reference price increased by 13% as compared to the same period in the prior year.

Overall, international crude oil prices were generally higher during the first quarter of 2012 as compared to the fourth quarter of 2011.  This was a result of increased demand for crude oil in Asia and supply disruptions stemming from geopolitical events in the Middle East and North Africa.  WTI and the Edmonton sweet index continued to trade at a significant discount to Dated Brent due to increased production in North America and the subsequent pipeline capacity constraints in the U.S. Mid-West.  The pipeline capacity constraints impacting the transportation of crude oil from the U.S. Mid-West to the U.S. Gulf Coast has resulted in a US $10.49 discount of the Edmonton sweet index to WTI.

The AECO average reference price declined 32% from the fourth quarter of 2011 to the first quarter of 2012.  Factors contributing to this price decline include excess supply of natural gas in North America, unseasonably warm weather in North America affecting winter heating demand and the resulting increase in inventory levels.

The 5% appreciation of the Canadian dollar against the Euro from the fourth quarter of 2011 to the first quarter of 2012 led to a modest decrease in the Netherlands realized gas price.

Realized pricing

The realized price of Vermilion's production of crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada.  These market conditions can lead to fluctuations in the pricing differential, as reflected by the Edmonton sweet index price above.  The realized price of Vermilion's production of NGLs in Canada is based on differentials to product specific trading hubs in the U.S.  The realized price of Vermilion's production of natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion's production of crude oil in France and Australia is priced with reference to Dated Brent.

The price of Vermilion's natural gas production in the Netherlands is based on pricing established by GasTerra, a statutory entity which purchases all natural gas produced by Vermilion in the Netherlands.  The oil-linked gas price in the Netherlands is calculated using a trailing average of Dated Brent and the gas prices from European trading hubs.

Average realized prices in Vermilion's international jurisdictions will differ from their corresponding average reference prices due to a number of factors; including the timing of the sale of production, differences in the quality of production and point of settlement.  In Canada, average realized prices are impacted by the production mix of crude oil, NGLs and natural gas.  As noted above, the quarter over quarter decrease in average realized prices in Canada was due to the decreased price of the Edmonton sweet index price and lower AECO reference price for natural gas.

On a consolidated basis, for the three months ended March 31, 2012, crude oil and NGL production represented approximately 66% of total production (three months ended March 31, 2011 - 64%).  Production priced with reference to crude oil (WTI and Dated Brent) represented approximately 82% of total production for the three months ended March 31, 2012 (three months ended March 31, 2011, 79%).  This increase in relative crude oil and NGL production, along with the increase in the reference prices of WTI and Dated Brent, resulted in an increase to the consolidated average realized price from $74.57 per boe for the three months ended March 31, 2011 to $86.90 per boe for the three months ended March 31, 2012.

CAPITAL EXPENDITURES AND PROPERTY ACQUISITIONS

	Three Months Ended
By category	March 31,	Dec 31,	March 31,
($M)	2012	2011	2011
Land	6,667	18,073	2,995
Seismic	799	3,731	1,765
Drilling and completion	54,858	74,287	63,083
Production equipment and facilities	24,755	47,283	43,751
Recompletions	2,645	3,377	5,266
Other	4,636	5,500	1,554
Total capital expenditures	94,360	152,251	118,414
Property acquisitions	106,184	12,777	38,291
Total capital expenditures and acquisitions	200,544	165,028	156,705

	Three Months Ended
By classification	March 31,	Dec 31,	March 31,
($M)	2012	2011	2011
Drilling and development	87,896	129,478	116,833
Exploration and evaluation	6,464	22,773	1,581
Total capital expenditures	94,360	152,251	118,414
Property acquisitions	106,184	12,777	38,291
Total capital expenditures and acquisitions	200,544	165,028	156,705

	Three Months Ended
By country	March 31,	Dec 31,	March 31,
($M)	2012	2011	2011
Canada	71,982	110,147	120,328
France	111,842	12,663	18,430
Netherlands	2,570	17,172	5,538
Australia	4,544	11,205	2,426
Ireland	9,606	13,841	9,983

Capital expenditures for the three months ended March 31, 2012 were lower relative to both the three months ended December 31, 2011 and March 31, 2011.  The decrease in capital expenditures from the fourth quarter of 2011 to the first quarter of 2012 was the result of decreased land purchases in Canada as well as decreased drilling and completion expenditures and decreased expenditures on production equipment and facilities in all jurisdictions.

In the three months ended March 31, 2012 versus the same period in the prior year, decreases in capital expenditures were primarily the result of decreased drilling and completion expenditures as well as decreased capital expenditures on production equipment and facilities. These decreases were offset by increased land purchases in Canada.

The increase in property acquisitions in the first quarter of 2012 was primarily due to the January 19, 2012 acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.  Vermilion paid cash of $106.1 million upon closing of the acquisition.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change
By product	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe and per mcf)	2012	2011	2011	Q4/11	Q1/11
Crude oil & NGLs	268,291	227,166	190,368	18%	41%
Per boe	113.99	105.49	96.80	8%	18%
Natural gas	42,197	48,006	39,372	(12%)	7%
Per mcf	5.77	6.57	5.89	(12%)	(2%)
Petroleum and natural gas sales	310,488	275,172	229,740	13%	35%
Per boe	86.90	81.60	74.57	6%	17%

	Three Months Ended			% change
By country	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Canada	80,526	82,342	54,499	(2%)	48%
Per boe	55.84	59.03	49.21	(5%)	13%
France	103,511	82,707	77,874	25%	33%
Per boe	104.84	112.71	100.83	(7%)	4%
Netherlands	31,820	33,753	23,165	(6%)	37%
Per boe	59.08	62.95	51.08	(6%)	16%
Australia	94,631	76,370	74,202	24%	28%
Per boe	156.43	108.00	99.23	45%	58%

Vermilion's consolidated petroleum and natural gas sales for the three months ended March 31, 2012 increased relative to the three months ended December 31, 2011 by $35.3 million.  This increase was the result of higher consolidated production in the first quarter of 2012 versus the fourth quarter of 2011, which contributed an increase of $24.0 million.  Increases in Dated Brent crude oil pricing, which was partially offset by lower Edmonton sweet index crude oil and AECO natural gas pricing quarter over quarter, resulted in a net increase of $11.3 million.

Vermilion's consolidated petroleum and natural gas sales for the three months ended March 31, 2012 were higher than the comparable periods in 2011 by $80.7 million.  This increase was the result of higher consolidated production in the first quarter of 2012 versus the same period in 2011, which contributed an increase of $40.0 million, combined with increased crude oil pricing quarter over quarter, which was partially offset by lower AECO natural gas pricing, resulting in a further increase of $40.7 million.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which reflects a timing difference between production and sales.  Crude oil inventories decreased in the first quarter of 2012 versus the fourth quarter of 2011 due to a decrease in Australia's inventory of 221,690 bbls, partially offset by an increase in France's inventory of 36,466 bbls.

The following table summarizes Vermilion's ending inventory positions for the most recent four quarters:

Ending inventory balance	Q1 2012	Q4 2011	Q3 2011	Q2 2011
France (bbls)	223,421	186,955	209,637	215,132
France ($M)[1]	8,075	6,518	7,152	8,525
Australia (bbls)	208	221,898	171,736	62,397
Australia ($M)[1]	7	7,367	6,058	2,250
Total (bbls)	223,629	408,853	381,373	277,529
Total ($M)[1]	8,082	13,885	13,210	10,775
[1] Represents the cost of the produced crude oil including operating costs, depletion and certain royalties.

DERIVATIVE INSTRUMENTS

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Realized loss on derivative instruments	5,718	6,115	3,955	(6%)	45%
Per boe	1.60	1.81	1.28	(12%)	25%

The impact of Vermilion's derivative based risk management activities decreased the fund flows netback for the three months ended March 31, 2012 by $1.60 per boe.  This compares to a decrease of $1.28 per boe for the same period in 2011.  The higher cost of risk management activities in the three months ended March 31, 2012 was associated with stronger crude oil prices that exceeded the ceiling on certain collars entered into for 2012.

The nature of Vermilion's operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations.  All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes.  Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period.  During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.  Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company's expected requirements.  Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

The following table summarizes Vermilion's outstanding financial derivative positions as at March 31, 2012:

Risk Management	Funded Cost (US $/bbl)	bbls/d	Strike Price(s) US $/bbl
Collar - WTI
January 2012 to June 2012	1.00	500	78.00 - 97.25
January 2012 to June 2012	1.00	500	78.00 - 101.80
January 2012 to June 2012	1.00	500	82.00 - 116.20
January 2012 to June 2012	1.00	500	82.00 - 116.25
January 2012 to June 2012	1.00	350	82.00 - 121.75
January 2012 to June 2012	1.00	250	82.00 - 124.05
January 2012 to June 2012	1.00	250	82.00 - 123.00
January 2012 to December 2012	1.00	250	82.00 - 119.45
July 2012 to September 2012	1.00	500	82.00 - 125.75
July 2012 to September 2012	1.00	250	82.00 - 128.50
July 2012 to September 2012	1.00	500	85.00 - 145.75
July 2012 to December 2012	1.00	500	78.00 - 104.15
July 2012 to December 2012	1.00	500	82.00 - 99.35
July 2012 to December 2012	1.00	500	82.00 - 115.10
October 2012 - December 2012	0.50	500	85.00 - 138.25
Collar - DATED BRENT
January 2012 to June 2012	1.00	750	82.00 - 105.60
January 2012 to June 2012	1.00	750	82.00 - 104.80
January 2012 to June 2012	1.00	750	82.00 - 106.10
January 2012 to June 2012	1.00	500	95.00 - 120.65
January 2012 to June 2012	1.00	350	95.00 - 123.05
January 2012 to December 2012	1.00	1,000	82.00 - 113.40
January 2012 to December 2012	1.00	500	82.00 - 115.50
January 2012 to December 2012	1.00	500	82.00 - 130.75
July 2012 to September 2012	1.00	500	97.00 - 126.50
July 2012 to September 2012	1.00	250	92.00 - 127.80
July 2012 to December 2012	1.00	1,000	82.00 - 126.55
July 2012 to December 2012	1.00	1,000	82.00 - 126.05
October 2012 - December 2012	1.00	500	92.00 - 134.25
October 2012 - December 2012	1.00	500	97.00 - 132.20
Put - WTI
January 2012 to June 2012	1.28	200	82.00
Put - DATED BRENT
January 2012 to December 2012	4.46	600	83.00
January 2012 to December 2012	4.90	600	83.00
January 2012 to December 2012	4.49	600	83.00
January 2012 to December 2012	4.39	600	83.00
January 2012 to December 2012	3.65	500	83.00

An up to date listing of Vermilion's outstanding derivative instruments is available on Vermilion's website at www.vermilionenergy.com/ir/hedging.cfm

ROYALTIES

	Three Months Ended			% change
By product	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe and per mcf)	2012	2011	2011	Q4/11	Q1/11
Crude oil & NGLs	14,241	14,233	11,739	-	21%
Per boe	6.05	6.61	5.97	(8%)	1%
Natural gas	211	772	1,468	(73%)	(86%)
Per mcf	0.03	0.11	0.22	(73%)	(86%)
Royalties	14,452	15,005	13,207	(4%)	9%
Per boe	4.04	4.45	4.29	(9%)	(6%)
% of petroleum and natural gas sales	4.7%	5.5%	5.7%

	Three Months Ended			% change
By country	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Canada	8,969	10,176	8,675	(12%)	3%
Per boe	6.22	7.29	7.83	(15%)	(21%)
% of petroleum and natural gas sales	11.1%	12.4%	15.9%
France	5,483	4,829	4,532	14%	21%
Per boe	5.55	6.58	5.87	(16%)	(5%)
% of petroleum and natural gas sales	5.3%	5.8%	5.8%

Consolidated royalties per boe for the three months ended March 31, 2012 were $4.04 as compared to $4.29 for the three months ended March 31, 2011.  As a percentage of sales, royalties for the three months ended March 31, 2012 were 4.7% as compared to 5.7% for the same quarter in the prior year. Royalties for the fourth quarter of 2011 were $4.45 per boe which represented 5.5% of consolidated petroleum and natural gas sales.

In Canada, royalties as a percentage of sales for the three months ended March 31, 2012 was 11.1% as compared to 15.9% for the comparative period of the prior year.  Canadian royalties as a percentage of sales for the fourth quarter of 2011 was 12.4%.  Crude oil and NGL royalties as a percentage of sales decreased for the current quarter to 12.2% from 18.6% for the first quarter of 2011 due to lower royalty rates levied on initial production volumes from Vermilion's horizontal Cardium wells.  As Vermilion's production mix has continued to shift towards these types of wells, the Company's crude oil and NGL royalty expense as a percentage of revenue has declined.  Canadian natural gas royalties as a percentage of sales decreased to 1.8% for the quarter ended March 31, 2012 as compared to 9.3% for the same period of the prior year as a result of significantly lower natural gas pricing year over year.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices.  Accordingly, as crude oil prices were higher during the first quarter of 2012 as compared to the first quarter of 2011, royalties as a percentage of sales decreased to 5.3% for the current quarter from 5.8% for the same quarter of the prior year.

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended			% change
By product	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe and per mcf)	2012	2011	2011	Q4/11	Q1/11
Crude oil & NGLs	36,866	29,249	27,377	26%	35%
Per boe	15.66	13.58	13.92	15%	13%
Natural gas	10,687	11,264	10,471	(5%)	2%
Per mcf	1.46	1.54	1.57	(5%)	(7%)
Operating	47,553	40,513	37,848	17%	26%
Per boe	13.31	12.01	12.28	11%	8%

	Three Months Ended			% change
By country	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Canada	14,267	11,970	12,582	19%	13%
Per boe	9.89	8.58	11.36	15%	(13%)
France	15,102	11,381	9,724	33%	55%
Per boe	15.30	15.51	12.59	(1%)	22%
Netherlands	4,109	5,141	4,401	(20%)	(7%)
Per boe	7.63	9.59	9.71	(20%)	(21%)
Australia	14,075	12,021	11,141	17%	26%
Per boe	23.27	17.00	14.90	37%	56%

Consolidated operating expense was $47.6 million or $13.31 per boe for the three months ended March 31, 2012 as compared to $40.5 million or $12.01 per boe for the fourth quarter of 2011.  Consolidated operating expense for the first quarter of 2011 was $37.8 million or $12.28 per boe.

In Canada, first quarter operating expense of $14.3 million was higher than both the $12.0 million for the fourth quarter of 2011 and the $12.6 million for the first quarter of 2011.  The increase from the fourth quarter is associated with more maintenance and repair activity as well as additional downhole work occurring in the first quarter of 2012.  On a per boe basis, slightly higher volumes partially offset the impact of this increased level of operating activity.   On a year over year basis, the increase in Canadian operating expense is attributable to the previously noted higher levels of maintenance and repair activity coupled with the costs associated with these increased volumes.  As a result of higher volumes, operating expense per boe decreased in the current quarter as compared to the first quarter of 2011.

In France, first quarter operating expense of $15.1 million was higher than the fourth quarter 2011 expense of $11.4 million due to higher levels of downhole intervention work.  Fourth quarter 2011 downhole work in France was minimal following a maintenance campaign that occurred earlier in that year.  France operating expense for the first quarter of 2012 also included $1.2 million in unplanned costs associated with retrieving a pump following scheduled maintenance on a non-operated well.   Higher volumes quarter over quarter mitigated the impact of higher operating expense on a per boe basis.  The increase in operating costs for the first quarter of 2012 as compared to the same period in the prior year is associated with the timing of downhole intervention work, higher volumes and the previously noted pump retrieval costs.  Higher volumes year over year partially offset the increase in operating expense on a per boe basis.

In the Netherlands, first quarter operating expense of $4.1 million was lower than the fourth quarter 2011 expense of $5.1 million as the prior quarter included a scheduled maintenance program at the Garijp Treatment Centre.  Similar volumes in the first quarter of 2012 as compared to the previous quarter coupled with the lower expense resulted in a decrease in operating expense on a per boe basis.  Operating expense for the first quarter of 2012 was relatively consistent with the same period in the prior year; however, higher volumes resulted in a decrease per boe.

In Australia, first quarter operating expense increased to $14.1 million from the previous quarter's expense of $12.0 million due to higher facility maintenance activity.  Operating expense for the first quarter of 2012 was higher than the operating expense of $11.1 million for the same period in the prior year due to a higher proportion of days where diesel, rather than produced gas, was used to operate the offshore platform as well as increased facilities maintenance costs and the corresponding personnel and equipment transportation costs to and from the platform.  Operating expense per boe for the first quarter of 2012 was higher than the operating expense per boe for both the previous quarter and the first quarter of 2011 due to these increased costs coupled with lower volumes.

TRANSPORTATION EXPENSE

	Three Months Ended			% change
By country	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Canada	2,044	1,972	1,515	4%	35%
Per boe	1.42	1.41	1.37	1%	4%
France	2,648	2,955	2,371	(10%)	12%
Per boe	2.68	4.03	3.07	(33%)	(13%)
Ireland	2,001	2,101	2,198	(5%)	(9%)
Transportation	6,693	7,028	6,084	(5%)	10%
Per boe	1.87	2.08	1.97	(10%)	(5%)

Transportation expense for the three months ended March 31, 2012 were lower than the three months ended December 31, 2011.  This decrease was primarily the result of slightly lower Ambès terminal costs in France resulting from Vermilion assuming operatorship of the terminal during the first quarter and the impact of pipeline inspection and training costs that are reflected in the fourth quarter of 2011.  On a per boe basis, transportation costs are similarly lower for the three months ended March 31, 2012 as compared to the three months ended December 31, 2011 and March 31, 2011 due to the lower costs and increased crude oil production volumes in France, including the impact of additional volumes resulting from the France acquisition.

Transportation expense for Ireland relates to the amount due under a ship or pay agreement related to the Corrib project.  However, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

OTHER EXPENSE (INCOME)

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Other expense (income)	7,983	(787)	352	(1,114%)	2,168%
Per boe	2.24	(0.24)	0.12	(1,033%)	1,767%

For the three months ended March 31, 2012, other expense was comprised primarily of $8.5 million relating to transfer taxes to be paid to regulatory authorities in France pursuant to the acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
General and administration	10,148	9,753	12,107	4%	(16%)
Per boe	2.84	2.89	3.93	(2%)	(28%)

General and administration expense of $10.1 million for the first quarter of 2012 was lower than the expense of $12.1 million for the same period of the prior year due to a decrease in consultant costs as well as an increase in the allocation of directly attributable labour costs to capital projects.  Compared with the fourth quarter of 2011, general and administration expense increased by $0.4 million due to slightly lower third party recoveries.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Equity based compensation	10,055	16,150	8,226	(38%)	22%
Per boe	2.81	4.79	2.67	(41%)	5%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan. The expense is recognized over the vesting period of the award based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company's achievement of a number of performance conditions.

Equity based compensation expense for the three months ended March 31, 2012 was lower than the prior quarter.  The fourth quarter of 2011 expense included additional expense related to performance condition adjustments for the full year ended 2011.  The expense for the three months ended March 31, 2012 was higher than the expense in the three months ended March 31, 2011 as the 2012 expense reflected the revised performance condition adjustments from the fourth quarter of 2011.

INTEREST EXPENSE

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Interest expense	6,101	6,365	5,374	(4%)	14%
Per boe	1.71	1.89	1.74	(10%)	(2%)

Interest expense decreased during the three months ended March 31, 2012 as compared to the three months ended December 31, 2011, primarily due to decreased borrowings under Vermilion's revolving credit facility as a result of reduced capital expenditures as well as payments made to reduce the amount owing on the revolving credit facility following the November 28, 2011 equity issuance. Interest expense increased during the three months ended March 31, 2012 as compared to the three months ended March 31, 2011, primarily due to increased debt levels associated with the issuance of senior unsecured notes in February of 2011.

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITIONS

	Three Months Ended			% change
	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Depletion and depreciation	75,848	64,895	51,714	17%	47%
Per boe	21.23	19.24	16.78	10%	27%
Accretion	5,238	5,793	6,315	(10%)	(17%)
Per boe	1.47	1.72	2.05	(15%)	(28%)
Impairments	65,800	64,400	-	2%	100%
Per boe	18.42	19.10	-	(4%)	100%
Gain on acquisitions	(45,309)	-	-	100%	100%
Per boe	(12.68)	-	-	100%	100%

Depletion and depreciation on a per boe basis increased in the three months ended March 31, 2012 as compared to both the three months ended December 31, 2011 and March 31, 2011. The higher expenses are primarily due to the result of higher finding, development and acquisition costs incurred, which resulted from increased liquids development in Canada and the acquisition of six producing fields in France.

Accretion expense on a per boe basis has decreased in the three months ended March 31, 2012 as compared to both the three months ended December 31, 2011 and March 31, 2012. The lower accretion expense was primarily due to a reduction in the discount rates used to calculate accretion expense in the jurisdictions in which Vermilion operates.

The impairment losses in both the three months ended March 31, 2012 and the three months ended December 31, 2011 relate to impairment losses recorded on Vermilion's conventional deep gas and shallow coal bed methane natural gas plays.  These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

The gain on acquisitions in the three months ended March 31, 2012 relates to Vermilion's acquisitions of certain working interests in the Paris and Aquitaine basins in France.  The gain on acquisitions arose as a result of an increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase in fair value resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.  As a result, a gain of $45.3 million was recognized on this acquisition.

TAXES

	Three Months Ended			% change
By classification	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Current taxes before PRRT	32,364	33,446	26,306	(3%)	23%
Per boe	9.06	9.92	8.54	(9%)	6%
PRRT	27,269	21,541	23,293	27%	17%
Per boe	7.63	6.39	7.56	19%	1%
Current taxes	59,633	54,987	49,599	8%	20%
Per boe	16.69	16.31	16.10	2%	4%

	Three Months Ended			% change
By country	March 31,	Dec 31,	March 31,	Q1/12 vs.	Q1/12 vs.
($M except per boe)	2012	2011	2011	Q4/11	Q1/11
Canada	442	(783)	329	156%	34%
Per boe	0.31	(0.56)	0.30	155%	3%
France	12,895	17,738	15,982	(27%)	(19%)
Per boe	13.06	24.17	20.69	(46%)	(37%)
Netherlands	9,057	6,431	2,757	41%	229%
Per boe	16.82	11.99	6.08	40%	177%
Australia	37,239	31,601	30,531	18%	22%
Per boe	61.56	44.69	40.83	38%	51%

Vermilion pays current taxes in France, the Netherlands and Australia.  Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions at a rate of approximately 34% and 45%, respectively.

In Australia, current taxes include both corporate income taxes and PRRT.  Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT.  PRRT is a profit based tax applied at a rate of 40% on revenues less eligible expenditures, which includes operating expenses and capital expenditures.

Current taxes before PRRT increased in the three months ended March 31, 2012 as compared to the three months ended March 31, 2011. This increase is attributable to higher year over year taxable income associated with overall stronger commodity prices and generally higher production.

PRRT increased in the three months ended March 31, 2012 as compared to the three months ended December 31, 2011 due to higher crude oil prices and reduced capital expenditures, which are deductible in determining PRRT.  On a percentage of operating income basis, PRRT was 34% of operating income for the three months ended March 31, 2012, lower than the percentage of 38%  for the three months ended March 31, 2011 due to higher capital expenditures versus the same period in the prior year.

As a function of the impact of Vermilion's Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

FOREIGN EXCHANGE

	Three Months Ended
	March 31,	Dec 31,	March 31,
($M except per boe)	2012	2011	2011
Unrealized foreign exchange (gain) loss	(5,247)	24,974	(13,104)
Per boe	(1.47)	7.41	(4.25)
Realized foreign exchange loss (gain)	820	(1,252)	(180)
Per boe	0.23	(0.37)	(0.06)
Foreign exchange (gain) loss	(4,427)	23,722	(13,284)
Per boe	(1.24)	7.04	(4.31)

Foreign exchange gains and losses are comprised of both unrealized and realized gains and losses.  Unrealized foreign exchange losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries.  Realized gains and losses are the result of foreign exchange fluctuations on transactions conducted in non-functional currencies.

As a result of Vermilion's international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies.  Vermilion's exposure to foreign currencies include the U.S. Dollar, the Euro and the Australian Dollar.

In the three months ended March 31, 2012, the unrealized foreign exchange gain primarily resulted from the impact of the depreciation of the Canadian dollar against the Euro for Euro denominated loans made by Vermilion to its subsidiaries and the impact of the appreciation of the Canadian dollar against the U.S. Dollar on the amount due pursuant to acquisition.

Changes quarter over quarter in realized foreign exchange gains and losses are the result of changes in the volumes of transactions and daily fluctuations in foreign currencies.

NET EARNINGS

For the three months ended March 31, 2012, Vermilion had net earnings of $65.1 million or $0.67 per share (three months ended March 31, 2011, net earnings of $27.2 million or $0.30 per share).

The significant increase year over year in net earnings is primarily the result of overall higher production, generally favourable commodity prices, and gain on acquisitions partially offset by impairments recorded on Vermilion's Canadian natural gas producing properties and acquisition related costs.

SUMMARY OF RESULTS

	Three Months Ended
	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
($M except per share)	2012	2011	2011	2011	2011	2010	2010	2010
Petroleum and natural gas sales	310,488	275,172	248,361	278,297	229,740	216,426	172,253	169,545
Net earnings (loss)	65,094	(30,243)	64,442	81,429	27,193	(21,809)	24,576	49,811
Net earnings (loss) per share
Basic	0.67	(0.32)	0.71	0.90	0.30	(0.25)	0.29	0.62
Diluted	0.66	(0.32)	0.70	0.89	0.30	(0.25)	0.29	0.44

The fluctuations in Vermilion's petroleum and natural gas sales and net earnings (loss) from quarter to quarter are primarily caused by variations in production volumes, petroleum and natural gas prices and the impact of royalties and tax legislation in the jurisdictions that Vermilion operates in.  In addition, petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

In the first quarter of 2012, petroleum and natural gas sales was higher than the fourth quarter of 2011 due to overall higher production volumes and the impact of favorable Dated Brent commodity prices.  The increase in petroleum and natural gas sales, in addition to gain on acquisitions, were primarily responsible for the quarter over quarter increase in net earnings.

The three months ended March 31, 2012 had higher petroleum and natural gas sales leading to higher net revenues than the same period in the prior year.  This was primarily caused by overall higher production volumes and favorable commodity prices in the three months ended March 31, 2012 as compared to the same period in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's net debt as at March 31, 2012 was $530.0 million compared to $429.0 million as at December 31, 2011.

Long-term debt was comprised of the following balances as at March 31, 2012 and December 31, 2011:

	As At
	March 31,	Dec 31,
($M)	2012	2011
Revolving credit facility	152,226	152,086
Senior unsecured notes	221,572	221,350
Total long-term debt	373,798	373,436

Revolving Credit Facility

At March 31, 2012, Vermilion had in place a bank revolving credit facility totalling $800 million.  The facility, which matures in May 2014, is fully revolving up to the date of maturity.  The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totaling $7.4 million as at March 31, 2012 (December 31, 2011 - $3.7 million).

As at March 31, 2012, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

ASSET RETIREMENT OBLIGATIONS

As at March 31, 2012, Vermilion's asset retirement obligations were $341.4 million compared to $310.5 million as at December 31, 2011.

The increase in asset retirement obligations is largely attributable to accretion and additions from new wells drilled and acquired during 2012.  These increases were partially offset by an overall increase in the discount rates applied to the obligations.

DIVIDENDS

	Three Months Ended	Year Ended
	March 31,	Dec 31,
($M)	2012	2011
Cash flows from operating activities	124,887	447,092
Net earnings	65,094	142,821
Dividends declared	55,124	207,846
Excess of cash flows from operating activities over dividends declared	69,763	239,246
Excess (shortfall) of net earnings over dividends declared	9,970	(65,025)

Vermilion maintained monthly dividends at $0.19 per share and declared dividends totalling $55.1 million for three months ended March 31, 2012.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Vermilion's policy with respect to dividends is to be conservative and retain a low ratio of dividends to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise.  Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Since Vermilion's conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007.  Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends have remained at $0.19 per share per month.

Over the next three years, the Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion.  As such, Vermilion's fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations.  Vermilion will evaluate its ability to finance any shortfalls with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS' EQUITY

During the three months ended March 31, 2012, Vermilion issued 408,290 shares pursuant to the dividend reinvestment plan and Vermilion's equity based compensation programs.  Shareholders' capital increased by $18.2 million as a result of the issuance of those shares.

As at March 31, 2012, there were 96,838,425 shares outstanding.  As at May 3, 2012, there were 98,033,847 shares outstanding.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland.  Production from Corrib is expected to increase Vermilion's volumes by approximately 54 mmcf (9,000 boe/d) once the field reaches peak production.  Vermilion acquired its 18.5% working interest in the project on July 30, 2009.  The project comprises seven offshore wells, both offshore and onshore pipeline segments as well as a significant natural gas processing facility.  At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development.  Vermilion's interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to March 31, 2012 of $253.4 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting and preparations for construction of the onshore pipeline.  Furthermore, pursuant to the terms of the acquisition agreement, Vermilion will make an additional payment to the vendor of US $135 million at the end of 2012.  In 2011, approvals and permissions were granted for the onshore gas pipeline and construction has commenced with tunnelling expected to begin in the fourth quarter of 2012.  Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks.

For a detailed discussion of these risks, please see Vermilion's 2011 Annual Report, which is available on SEDAR at www.sedar.com or on the Company's website at www.vermilionenergy.com.

CRITICAL ACCOUNTING ESTIMATES

Vermilion's financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties, operating expenses, and current taxes include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and exploration and evaluation assets are based on estimates that Vermilion expects to realize; and
vii.	Equity based compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of March 31, 2012.

Vermilion uses a variety of derivatives including puts and calls to manage the risks associated with fluctuating commodity prices.  Vermilion does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion's financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Unless otherwise noted, as of January 1, 2013, Vermilion will be required to adopt the following standards and amendments as issued by the IASB.  The adoption of the following standards is not expected to have a material impact on Vermilion's consolidated financial statements:

IFRS 9 "Financial Instruments"

As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

IFRS 10 "Consolidated Financial Statements"

IFRS 10 replaces Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 12 "Disclosure of Interests in Other Entities"

IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose vehicles.  The new disclosures require information that will assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

Vermilion is currently assessing the impact of the adoption of the following standards on the consolidated financial statements:

IFRS 11 "Joint Arrangements"

IFRS 11 replaces IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 13 "Fair Value Measurement"

IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits the item to be measured at fair value, with limited exceptions.

NETBACKS (6:1)

The below table includes non-GAAP measures which may not be comparable to other companies.  Please see "Non-GAAP Measures" for further discussion.

	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011
	Oil & NGLs	Natural Gas	Total	Total
	$/bbl	$/mcf	$/boe	$/boe
Canada
Price	89.56	2.15	55.84	49.21
Realized hedging loss	(0.79)	-	(0.44)	(0.28)
Royalties	(10.92)	(0.04)	(6.22)	(7.83)
Transportation	(1.75)	(0.17)	(1.42)	(1.37)
Operating	(10.44)	(1.53)	(9.89)	(11.36)
Operating netback	65.66	0.41	37.87	28.37
France
Price	107.67	9.13	104.84	100.83
Realized hedging loss	(5.26)	-	(4.98)	(1.98)
Royalties	(5.80)	(0.21)	(5.55)	(5.87)
Transportation	(2.83)	-	(2.68)	(3.07)
Operating	(15.36)	(2.35)	(15.30)	(12.59)
Operating netback	78.42	6.57	76.33	77.32
Netherlands
Price	108.25	9.75	59.08	51.08
Operating	-	(1.29)	(7.63)	(9.71)
Operating netback	108.25	8.46	51.45	41.37
Australia
Price	156.43	-	156.43	99.23
Realized hedging loss	(0.27)	-	(0.27)	(2.83)
Operating	(23.27)	-	(23.27)	(14.90)
PRRT [1]	(45.08)	-	(45.08)	(31.15)
Operating netback	87.81	-	87.81	50.35
Total Company
Price	113.99	5.77	86.90	74.57
Realized hedging loss	(2.43)	-	(1.60)	(1.28)
Royalties	(6.05)	(0.03)	(4.04)	(4.29)
Transportation	(1.73)	(0.36)	(1.87)	(1.97)
Operating	(15.66)	(1.46)	(13.31)	(12.28)
PRRT [1]	(11.59)	-	(7.63)	(7.56)
Operating netback	76.53	3.92	58.45	47.19
General and administration			(2.84)	(3.93)
Interest expense			(1.71)	(1.74)
Realized foreign exchange (loss) gain			(0.23)	0.06
Other (expense) income			(2.31)	0.01
Current income taxes [1]			(9.06)	(8.54)
Fund flows netback			42.30	33.05
Accretion			(1.47)	(2.05)
Depletion and depreciation			(21.23)	(16.78)
Impairments			(18.42)	-
Gain on acquisitions			12.68	-
Deferred income taxes			7.96	8.41
Unrealized other income (expense)			0.07	(0.13)
Unrealized foreign exchange gain			1.47	4.25
Unrealized loss on derivative instruments			(2.33)	(15.24)
Equity based compensation			(2.81)	(2.67)
Earnings netback			18.22	8.84

[1] Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		March 31,	December 31,
	Note	2012	2011
ASSETS
Current
Cash and cash equivalents		114,637	234,507
Accounts receivable		205,088	176,820
Crude oil inventory		8,082	13,885
Derivative instruments		92	186
Prepaid expenses		9,333	10,261
		337,232	435,659

Deferred taxes		195,123	175,545
Exploration and evaluation assets	4	98,134	92,301
Capital assets	3	2,196,510	2,031,682
		2,826,999	2,735,187

LIABILITIES
Current
Accounts payable and accrued liabilities		250,753	297,756
Dividends payable	7	18,399	18,322
Derivative instruments		20,580	11,568
Income taxes payable		76,341	36,407
Amount due pursuant to acquisition		127,392	127,131
		493,465	491,184

Derivative instruments		-	767
Long-term debt	6	373,798	373,436
Asset retirement obligations	5	341,369	310,531
Deferred taxes		241,802	227,668
		1,450,434	1,403,586

SHAREHOLDERS' EQUITY
Shareholders' capital	7	1,386,339	1,368,145
Contributed surplus		65,887	56,468
Accumulated other comprehensive loss		(26,006)	(33,387)
Deficit		(49,655)	(59,625)
		1,376,565	1,331,601
		2,826,999	2,735,187

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

		Three Months Ended
		March 31,	March 31,
	Note	2012	2011
REVENUE
Petroleum and natural gas sales		310,488	229,740
Royalties		(14,452)	(13,207)
Petroleum and natural gas revenue		296,036	216,533

EXPENSES
Operating		47,553	37,848
Transportation		6,693	6,084
Equity based compensation	8	10,055	8,226
Loss on derivative instruments		14,057	50,918
Interest expense		6,101	5,374
General and administration		10,148	12,107
Foreign exchange gain		(4,427)	(13,284)
Other expense	2	7,983	352
Accretion	5	5,238	6,315
Depletion and depreciation	3, 4	75,848	51,714
Impairments	3	65,800	-
Gain on acquisitions	2	(45,309)	-
		199,740	165,654
EARNINGS BEFORE INCOME TAXES		96,296	50,879

INCOME TAXES
Deferred		(28,431)	(25,913)
Current		59,633	49,599
		31,202	23,686
NET EARNINGS		65,094	27,193

OTHER COMPREHENSIVE INCOME
Currency translation adjustments		7,381	10,597
COMPREHENSIVE INCOME		72,475	37,790

NET EARNINGS PER SHARE
Basic		0.67	0.30
Diluted		0.66	0.30

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		96,644	89,224
Diluted		98,191	90,514

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended
		March 31,	March 31,
	Note	2012	2011
OPERATING
Net earnings		65,094	27,193
Adjustments:
Accretion	5	5,238	6,315
Depletion and depreciation	3, 4	75,848	51,714
Impairments	3	65,800	-
Gain on acquisitions	2	(45,309)	-
Unrealized loss on derivative instruments		8,339	46,963
Equity based compensation	8	10,055	8,226
Unrealized foreign exchange gain		(5,247)	(13,104)
Unrealized other (income) expense		(265)	391
Deferred taxes		(28,431)	(25,913)
		151,122	101,785
Asset retirement obligations settled	5	(766)	(1,631)
Changes in non-cash operating working capital		(25,469)	26,463
Cash flows from operating activities		124,887	126,617

INVESTING
Drilling and development	3	(87,896)	(116,833)
Exploration and evaluation	4	(6,464)	(1,581)
Property acquisitions	2, 3	(106,184)	(38,291)
Changes in non-cash investing working capital		(6,754)	29,320
Cash flows used in investing activities		(207,298)	(127,385)

FINANCING
Increase in long-term debt		-	72,593
Issuance of shares pursuant to the dividend reinvestment plan	7	17,558	12,976
Cash dividends		(55,047)	(50,779)
Cash flows (used in) from financing activities		(37,489)	34,790
Foreign exchange gain on cash held in foreign currencies		30	2,169

Net change in cash and cash equivalents		(119,870)	36,191
Cash and cash equivalents, beginning of period		234,507	160,755
Cash and cash equivalents, end of period		114,637	196,946

Supplementary information for operating activities - cash payments
Interest paid		9,507	2,366
Income taxes paid		19,699	7,544

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(THOUSANDS OF CANADIAN DOLLARS,UNAUDITED)

				Accumulated
				Other	Retained	Total
		Shareholders'	Contributed	Comprehensive	Earnings	Shareholders'
	Note	Capital	Surplus	Loss	(Deficit)	Equity
Balances as at January 1, 2011		1,025,770	40,726	(31,577)	10,983	1,045,902
Net earnings		-	-	-	27,193	27,193
Currency translation adjustments		-	-	10,597	-	10,597
Equity based compensation expense		-	7,440	-	-	7,440
Dividends declared		-	-	-	(50,942)	(50,942)
Issuance of shares pursuant to the
dividend reinvestment plan	7	12,976	-	-	-	12,976
Vesting of equity based awards	8	16,407	(16,407)	-	-	-
Share-settled dividends
on vested equity based awards	8	4,991	-	-	(4,991)	-
Shares issued for bonus plan	7	786	-	-	-	786
Balances as at March 31, 2011		1,060,930	31,759	(20,980)	(17,757)	1,053,952

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012		1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings		-	-	-	65,094	65,094
Currency translation adjustments		-	-	7,381	-	7,381
Equity based compensation expense		-	9,419	-	-	9,419
Dividends declared		-	-	-	(55,124)	(55,124)
Issuance of shares pursuant to the
dividend reinvestment plan	7	17,558	-	-	-	17,558
Shares issued for bonus plan	7	636	-	-	-	636
Balances as at March 31, 2012		1,386,339	65,887	(26,006)	(49,655)	1,376,565

Description of equity reserves

Shareholders' capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders' capital.

Accumulated other comprehensive loss

Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. Any such event would result in a change to both accumulated other comprehensive loss and retained earnings (deficit).  The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

Retained earnings (deficit)

Represents the consolidated earnings less distributed earnings of Vermilion Energy Inc.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the "Company" or "Vermilion") is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of petroleum and natural gas development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with IAS 34, "Interim financial reporting" and have been prepared using the same accounting policies and methods of computation as Vermilion's consolidated financial statements for the year ended December 31, 2011.  Accounting pronouncements that have been issued but have not yet been adopted are discussed in Note 3 of Vermilion's consolidated financial statements for the year ended December 31, 2011.  These condensed consolidated interim financial statements should be read in conjunction with Vermilion's consolidated financial statements for the year ended December 31, 2011, which is contained within Vermilion's 2011 Annual Report and is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on May 3, 2012.

2. BUSINESS COMBINATIONS

On January 19, 2012, Vermilion acquired, through its wholly owned subsidiaries, working interests in six producing fields located in the Paris and Aquitaine basins in France, for total consideration of $106.1 million before closing adjustments.  The acquired working interests expanded Vermilion's existing interests and was a natural addition to the previous France asset base and is well aligned with Vermilion's strategic objective to maintain and consolidate the Company's core operating areas to own and operate 100% of its assets.

The acquired assets include land, wells, facilities, and inventory located in the Company's core producing fields in France. The fair value of the acquired identifiable assets and liabilities assumed at the date of acquisition was $151.4 million.  As a result of an increase in the fair value of the acquired petroleum and natural gas reserves from when the acquisition was negotiated to the acquisition date, arising from changes in the underlying commodity price forecasts used to determine the fair value of reserves, a gain of $45.3 million was recognized on this acquisition.

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

($M)	Consideration
Cash paid to vendor	106,115
Total consideration	106,115

($M)	Allocation of Consideration
Petroleum and natural gas assets	206,191
Asset retirement obligations assumed	(27,518)
Deferred tax liabilities	(23,151)
Acquired working capital deficiency	(4,098)
Net assets acquired	151,424
Gain on acquisitions	(45,309)
Net assets acquired, net of gain on acquisitions	106,115

Transfer taxes associated with this acquisition totaling $8.5 million have been excluded from the consideration and have been recognized as an expense in the period ended March 31, 2012, within "Other expense" in the consolidated statements of net earnings and comprehensive income.

The results of operations from the assets acquired have been included in Vermilion's condensed consolidated interim financial statements beginning January 19, 2012, which contributed revenues of $24.9 million and operating income of $18.1 million. Had the acquisition occurred on January 1, 2012, management estimates that consolidated revenues would have increased by an additional $6.6 million and consolidated operating income would have increased by $4.8 million for the quarter ended March 31, 2012. In determining the pro-forma amounts, management has assumed that the fair value adjustments, determined provisionally, that arose at the date of acquisition would have been the same if the acquisition had occurred on January 1, 2012. It is impracticable to derive all amounts necessary to determine the increase to net earnings from the acquired working interests as operations were immediately merged with Vermilion's operations.

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2011	1,802,422	17,130	1,819,552
Additions	408,810	2,417	411,227
Property acquisitions	50,878	-	50,878
Borrowing costs capitalized	9,923	-	9,923
Changes in estimate for asset retirement obligations	45,267	-	45,267
Depletion and depreciation	(228,562)	(4,414)	(232,976)
Impairment loss	(64,400)	-	(64,400)
Effect of movements in foreign exchange rates	(7,727)	(62)	(7,789)
Balance at December 31, 2011	2,016,611	15,071	2,031,682
Additions	186,589	1,383	187,972
Property acquisitions	106,184	-	106,184
Borrowing costs capitalized	2,503	-	2,503
Changes in estimate for asset retirement obligations	(2,820)	-	(2,820)
Depletion and depreciation	(73,018)	(1,940)	(74,958)
Impairment loss	(65,800)	-	(65,800)
Effect of movements in foreign exchange rates	11,716	31	11,747
Balance at March 31, 2012	2,181,965	14,545	2,196,510

At March 31, 2012 and December 31, 2011, Vermilion performed assessments as to whether any cash generating units ("CGU") had indicators of impairment.  When indicators of impairment are identified, Vermilion assesses the recoverable amount of each CGU based on the estimated fair value less costs to sell as at the reporting date.  The estimated fair value takes into account the most recent commodity price forecasts, expected future production and estimated costs of development. For the three months ended March 31, 2012, Vermilion recorded an impairment charge of $65.8 million related to conventional deep gas and shallow coal bed methane natural gas plays. The impairment charges were as a result of declines in the price forecasts for natural gas in Canada which decreased the expected cash flows from the CGU's.

Benchmark prices used in the March 31, 2012 calculations of recoverable amounts were determined by multiplying the mix of oil, natural gas and NGLs inherent in the reserves of the conventional deep gas and shallow coal bed methane CGUs by the price forecasts for each year.  The blended price per barrel of oil equivalent (BOE) was:

Canada	$/BOE
2012	27.01
2013	33.46
2014	35.78
2015	38.23
2016	40.68
2017	43.13
2018	45.61
2019	46.53
2020	47.51
2021	48.44
Average increase thereafter	2.0%

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2011	17,157
Additions	79,553
Depreciation	(3,732)
Effect of movements in foreign exchange rates	(677)
Balance at December 31, 2011	92,301
Additions	6,464
Depreciation	(890)
Effect of movements in foreign exchange rates	259
Balance at March 31, 2012	98,134

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion's asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2011	267,389
Additional obligations recognized	8,612
Changes in estimates for existing obligations	(4,364)
Obligations settled	(23,071)
Accretion	21,889
Changes in discount rates	41,019
Effect of movements in foreign exchange rates	(943)
Balance at December 31, 2011	310,531
Additional obligations recognized	28,793
Obligations settled	(766)
Accretion	5,238
Changes in discount rates	(4,095)
Effect of movements in foreign exchange rates	1,668
Balance at March 31, 2012	341,369

6. LONG-TERM DEBT

The following table summarizes Vermilion's outstanding long-term debt:

	As At
($M)	March 31, 2012	Dec 31, 2011
Revolving credit facility	152,226	152,086
Senior unsecured notes	221,572	221,350
Total long-term debt	373,798	373,436

Revolving Credit Facility

At March 31, 2012, Vermilion had in place a bank revolving credit facility totalling $800 million.  The facility, which matures in May 2014, is fully revolving up to the date of maturity.  The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totaling $7.4 million as at March 31, 2012 (December 31, 2011 - $3.7 million).

7. SHAREHOLDERS' CAPITAL

The following tables reconcile the change in Vermilion's shareholders' capital:

Shareholders' Capital	Number of Shares	Amount ($M)
Balance as at January 1, 2011	88,998,242	1,025,770
Issuance of shares, net of deferred taxes	5,370,000	254,786
Issuance of shares pursuant to the dividend reinvestment plan	1,323,482	59,081
Vesting of equity based awards	608,073	22,139
Share-settled dividends on vested equity based awards	114,487	5,583
Shares issued for bonus plan	15,851	786
Balance as at December 31, 2011	96,430,135	1,368,145
Issuance of shares pursuant to the dividend reinvestment plan	395,123	17,558
Shares issued for bonus plan	13,167	636
Balance as at March 31, 2012	96,838,425	1,386,339

Dividends declared to shareholders for the three months ended March 31, 2012 were $55.1 million.

Subsequent to the end of the period and prior to the condensed interim consolidated financial statements being authorized for issue on May 3, 2012, Vermilion declared dividends totalling $18.6 million or $0.19 per share.

8. EQUITY BASED COMPENSATION PLAN

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan ("VIP"):

Number of Awards	2012	2011
Opening balance	1,750,055	1,683,776
Granted	490,492	566,425
Vested	-	(434,150)
Forfeited	(27,143)	(65,996)
Closing balance	2,213,404	1,750,055

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion's common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved.  Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values.  For the three months ended March 31, 2012, the awards granted had a weighted average fair value of $57.51 (2011 - $47.05).

9. SEGMENTED INFORMATION

The amounts below include transactions between segments, which are recorded at fair value at the date of recognition.

	Three Months Ended March 31, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,181,389	727,854	145,102	260,736	511,918	2,826,999
Drilling and development	65,546	5,727	2,473	4,544	9,606	87,896
Exploration and evaluation	6,367	-	97	-	-	6,464

Operating Income (Loss)
Oil and gas sales to external customers	80,526	103,511	31,820	94,631	-	310,488
Royalties	(8,969)	(5,483)	-	-	-	(14,452)
Revenue from external customers	71,557	98,028	31,820	94,631	-	296,036
Realized loss on derivative instruments	(638)	(4,914)	-	(166)	-	(5,718)
Transportation expense	(2,044)	(2,648)	-	-	(2,001)	(6,693)
Operating expense	(14,267)	(15,102)	(4,109)	(14,075)	-	(47,553)
Operating income (loss)	54,608	75,364	27,711	80,390	(2,001)	236,072

Corporate income taxes	442	12,895	9,057	9,970	-	32,364
PRRT	-	-	-	27,269	-	27,269
Current income taxes	442	12,895	9,057	37,239	-	59,633

	Three Months Ended March 31, 2011
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,170,767	532,978	119,725	267,344	437,904	2,528,718
Drilling and development	82,037	16,849	5,538	2,426	9,983	116,833
Exploration and evaluation	-	1,581	-	-	-	1,581

Operating Income (Loss)
Oil and gas sales to external customers	54,499	77,874	23,165	74,202	-	229,740
Royalties	(8,675)	(4,532)	-	-	-	(13,207)
Revenue from external customers	45,824	73,342	23,165	74,202	-	216,533
Realized loss on derivative instruments	(311)	(1,528)	-	(2,116)	-	(3,955)
Transportation expense	(1,515)	(2,371)	-	-	(2,198)	(6,084)
Operating expense	(12,582)	(9,724)	(4,401)	(11,141)	-	(37,848)
Operating income (loss)	31,416	59,719	18,764	60,945	(2,198)	168,646

Corporate income taxes	329	15,982	2,757	7,238	-	26,306
PRRT	-	-	-	23,293	-	23,293
Current income taxes	329	15,982	2,757	30,531	-	49,599

Reconciliation of operating income to net earnings

	Three Months Ended
($M)	March 31, 2012	March 31, 2011
Operating income	236,072	168,646
Equity based compensation	(10,055)	(8,226)
Unrealized loss on derivative instruments	(8,339)	(46,963)
Interest expense	(6,101)	(5,374)
General and administration	(10,148)	(12,107)
Foreign exchange gain	4,427	13,284
Other loss	(7,983)	(352)
Accretion	(5,238)	(6,315)
Depletion and depreciation	(75,848)	(51,714)
Impairments	(65,800)	-
Gain on acquisitions	45,309	-
Earnings before income taxes	96,296	50,879
Income taxes	(31,202)	(23,686)
Net earnings	65,094	27,193

10. CAPITAL DISCLOSURES

The following table calculates Vermilion's ratio of net debt to annualized fund flows from operations:

	Three Months Ended
($M except as noted below)	March 31, 2012	March 31, 2011
Long-term debt	373,798	376,053
Current liabilities	493,465	464,825
Current assets	(337,232)	(399,560)
Net debt [1]	530,031	441,318
Cash flows from operating activities	124,887	126,617
Changes in non-cash operating working capital	25,469	(26,463)
Asset retirement obligations settled	766	1,631
Fund flows from operations	151,122	101,785
Annualized fund flows from operations [2]	604,488	407,140
Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	0.9	1.1

For the first quarter of 2012, the ratio of net debt to annualized fund flows from operations was 0.9.  This was lower than for the same period in 2011 as a result of increased fund flows from operations, partially offset by increased net debt year over year.  The increase in debt levels resulted from the larger 2011 and current 2012 capital program and acquisitions.

Vermilion is subject to certain externally imposed capital requirements under its revolving credit facility.  During the periods covered by these condensed consolidated interim financial statements, Vermilion continued to comply with these requirements.

11. FINANCIAL INSTRUMENTS

Market risk:

Vermilion's financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions.  The following table summarizes what the impact on comprehensive income before tax would be for the three months ended March 31, 2012 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the respective balance sheet dates.  The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

	March 31, 2012
	Before tax effect on comprehensive income
Risk ($M except per bbl)	Description of change in risk variable	Increase (Decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(6,046)
	Euro by 5% over the relevant closing rates on March 31, 2012
	Decrease in strength of the Canadian dollar against the	6,046
	Euro by 5% over the relevant closing rates on March 31, 2012
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	5,224
	US$ by 5% over the relevant closing rates on March 31, 2012
	Decrease in strength of the Canadian dollar against the	(5,224)
	US$ by 5% over the relevant closing rates on March 31, 2012
Currency risk - AUD $ to Canadian	Increase in strength of the Canadian dollar against the	868
	AUD$ by 5% over the relevant closing rates on March 31, 2012
	Decrease in strength of the Canadian dollar against the	(868)
	AUD$ by 5% over the relevant closing rates on March 31, 2012
Commodity price risk	Increase in relevant oil reference price within option pricing models used to	(6,896)
	determine the fair value of financial derivative positions by US$5.00/bbl at March 31, 2012
	Decrease in relevant oil reference price within option pricing models used to	6,114
	determine the fair value of financial derivative positions by US$5.00/bbl at March 31, 2012

Reasonably possible changes in interest rates and natural gas prices would not have had a material impact on comprehensive income for the three months ended March 31, 2012.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, C.A., Executive VP & CFO;
and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 04-MAY-12